PROGEN
                                                              INDUSTRIES LIMITED


                                                     P.O.  Box 28 Richlands D.C.
                                                       Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                     Facsimile:  +61 7 3375 9318

                                                               ABN 82 010 975 61




18 November 2005



Company Announcement Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney  NSW  2000

Dear Sir,

RE:  CHAIRMAN'S AND MANAGING DIRECTOR'S ADDRESS TO THE COMPANY'S 2005 AGM.

Please find attached the Chairman's address and the Managing Director's report to be presented at the Annual General Meeting this morning, in accordance with ASX Listing Rule 3.13.3.

Yours faithfully
Progen Industries Limited



/s/ Linton Burns


Linton Burns
Company Secretary

                                                                          PROGEN
                                                              INDUSTRIES LIMITED


MEDIA RELEASE - AGM 2005
CHAIRMAN"S ADDRESS


--------------------------------------------------------------------------------
Good Morning Ladies and Gentlemen. On behalf of your board I would like to extend a warm welcome to you to Progen's 10th Annual General meeting.

The year 2005 was marked by several advancements in our area of focus on the discovery and development of cancer therapeutics. The fundamentals of excellent science, a healthy cash position and on-going progress with our clinical trials remain.

Developing drug candidates is inherently risky and the volatile nature of our share price reflects this risk. We manage these risks as best we can by diversifying our pipeline of products under development; ensuring we have sufficient cash reserves, and seeking to out-licence or partner products at the appropriate time.

We have made progress on all fronts this year.

PARTNERING  PI-88
Firstly to our partnering program and our progress in out-licensing PI-88, which we acknowledge is of great importance to our shareholders. Partnering a cancer drug candidate like PI88 is not a simple process. It is important that we secure the 'right' partner and on the 'right' terms. We only get one shot at this, and we have therefore placed high importance on engaging a partner that will focus on, and commit to, the ongoing development of PI-88 to market.

Progen has sufficient cash resources to continue PI-88's development for the foreseeable future so we have the benefit of time to ensure we strike the appropriate deal that will reward the company's and our shareholders' investment. Managing Director Lewis Lee will outline in his address on the clinical progress of PI-88, but suffice to say we continue to enhance our partnering position through the strength of the data coming out of the trials currently underway.

We are making good clinical progress with the initiation of two additional randomised Phase II trials, maintaining recruitment respectively onto our Phase II Non-Small Cell Lung Cancer and Liver cancer trials.

Partnering remains an important focus area for the company. As a result we engaged Burrill and Company in the USA to assist us in expanding identification and negotiating a deal with the most appropriate company and on the right terms. As an investment bank specializing in healthcare, Burrill in conjunction with the management team has the contacts, experience and expertise to execute a deal.

INVESTMENT
Other corporate news is that we have improved our share register. Through the ongoing support of our shareholders and industry specialist investment bank eG Capital we raised some $14 million in additional funds throughout the year and this has contributed to our strong financial position of $23 million in cash on hand as at 30 June 2005. On current forecasts this is sufficient to fund all current PI88 and PI166 clinical trials through to completion and for an additional drug candidate from our drug discovery portfolio to enter the clinic.

PIPELINE  DIVERSIFICATION
We have diversified our pipeline of products with the announcement earlier this week that we had identified two new potential classes of drugs from our drug discovery program. Lewis will detail this later. The aim of our discovery program is to expand Progen's drug pipeline and this

                                                                          PROGEN
                                                              INDUSTRIES LIMITED


MEDIA RELEASE - AGM 2005
CHAIRMAN"S ADDRESS

discovery program is being supported in part by the A$3.4 million Commercial Ready grant awarded by AusIndustry in August 2005. These grants are competitively assessed which is validation of our drug discovery program.

In addition to our internal pipeline-generating efforts we continue to scan for potential drug candidates to in-licence. We are only interested in drug candidates that we can add value to through our expertise in drug development.

MANAGEMENT
Progen's people are our major asset and are critical in the achievement of our goals. I would like to take this opportunity to thank all staff, management and directors for their contribution and commitment.

We have also improved our management team this year with the appointment of Dr Anand Gautam to Progen as Vice President, Research and Development. He was previously Chief Scientific Officer of Brisbane based Coridon Pty Ltd and has gained international commercial research experience through his former role as Senior Vice President of Research - External Collaboration at Pharmexa, Denmark.

YEAR  AHEAD  AND  CONCLUSION
From a corporate perspective I believe the year ahead will continue to be challenging and exciting as we continue to pursue a strategic partner for PI88. In parallel with this it is anticipated that our Phase II non-small cell lung cancer trial will complete recruitment and the Medigen funded HCC liver cancer trial and our Melanoma and Prostate combination trials will continue to advance.

Our share price, which we know is of interest to you all as owners of the Company has been typically volatile in the past twelve months in line with the biotechnology sector in general, and we believe also partly due to speculation in relation to partnering of PI88. We cannot control industry associated volatility. However we can strive to deliver on our objective of creating a sustainable biotechnology company focused on the discovery and development of cancer therapeutics.

It is up to Companies like ours to demonstrate that the biotechnology business model is robust by delivering commercial outcomes.

To our shareholders and stakeholders, I thank you for your support of the Company to date. Progen remains committed to deriving value from our technology by focusing on the discovery and commercialization of new therapies that have the potential to improve the lives of those patients diagnosed with life-threatening diseases such as cancer.

I would now like to hand over to the Managing Director Lewis Lee.

                                                                          PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2005
MANAGING DIRECTOR'S ADDRESS


--------------------------------------------------------------------------------
Accompanying presentation to this address is found at the Progen website http://www.progen.com.au/
       ------------------

Ladies and Gentlemen,
I would like to once again set the scene for this year's annual review by re-stating the Company's Vision;

"To create long-term shareholder value through the discovery and development of cancer therapeutics and the provision of quality services to the Biopharmaceutical Industry for the promotion of heath and life".

The fact that drug development is a global proposition is inherent in this statement. Therefore we must model our activities to reflect what 'best practice' companies do within this global space. The largest and most successful biotechnology market is the United States. There is no other market like it in terms of its effectiveness to commercialize scientific endeavour from discovery to market. We have therefore necessarily set a high hurdle for ourselves and I believe we are progressing towards that goal, but should not intuitively do that alone. In our quest the Company also needs to strike a delicate balance between the value associated with higher levels of commercialization, as we move through various stages of clinical development, and the time necessary to create this value.

If we envisage our ultimate goal, what does a model Biotech company profile look like? 'Ideally' it has a drug discovery engine that feeds a pipeline of pharmaceutical candidates at various stages of development from discovery, preclinical (animal), clinical (human Phase I, Phase II Phase III), marketed product.

Compare this with Progen's original profile. Progen's origins are different than that of a typical university 'spin off company' focused on commercialization of academic research. In a little over 5 years Progen has made a significant transformation from a diversified entity involved in Lifesciences commodity sales, Contract Manufacturing and very little internal research to a focused drug development company incorporating an innovative drug discovery engine to build future pipeline, a broad, advancing and internationally recognized clinical development program with capabilities in clinical trial management to U.S. FDA standards and internal GMP supply of PI-88 and PI-166 for clinical trials. This is a good achievement, but there is also recognition that there is much more to do.

I should also mention the 'building block' from which we are building this profile. In oncology terms, there has been a radical shift away from development of non-specific chemotherapy agents towards 'targeted' therapies that hone in on specific molecular or biological markers of disease. The revolutionary finding was that tumours require blood vessel growth in order to grow and cycle waste, the process of angiogenesis. This understanding that angiogenesis is a fundamental biological mechanism which all cancers need to grow has lead to major paradigm shift in the way that new drug therapies are being designed and developed. It took Prof. Judah Folkman, the father of the angiogenesis principle, most of his working life to convince the medical and scientific fraternities that this was a valid concept. His principle was validated

                                                                          PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2005
MANAGING DIRECTOR'S ADDRESS


commercially with the approval and launch of the first targeted angiogenesis inhibitor Avastin(R) (Genentech Inc.) that has quite simply revolutionized the treatment of cancer. World wide sales of this drug are approaching $US1 billion for 2005. Avastin(R) works by blocking a major protein that is required for promotion of tumour angiogenesis. PI-88 works by blocking VEGF, FGF, heparanase and promoting TFPI, proteins that have been shown to be important in tumour angiogenesis. This is why we remain committed to PI-88's development as an anticancer agent.

I will now focus on our 2005 performance in more detail with a review of our achievements to key objectives.

PI-88 remains the most important and advanced near-term value driver for the company. Our first two goals relate to advancement of the clinical programs and added commercial value to our products. The depth of our PI-88 clinical program attests to the sophistication and potential of the product in various disease settings. The Company now has committed to a total of 11 clinical trials (7 completed and 4 ongoing) providing for 685 patients in the PI-88 clinical program and is one of the largest in Australia. Progress includes;

- Completion of patient recruitment into the Lung (NSCLC) study expected by Q1 2006 and study results following a 6 month follow-up, in Q4 2006.
- Our largest study to date in Liver cancer is being conducted by Medigen. This study is being conducted in two stages and the first stage is due for completion in Q1 2006.
- Initiation of a Melanoma Phase II combination trial of PI-88 + DTIC as 'first line' treatment for advanced melanoma.
- Initiation of a Phase II combination trial of PI-88 + chemotherapy (Taxotere(R)) in Prostate Cancer (AIPC).
-    FDA  review  planned  for  Q106.

Some people ask why we are embarking on such a large clinical program? The response to that is straight forward. If we are benchmarking to the best the world can offer than we need go no further than to see how many trials have been performed for Avastin(R) to date, since this is the benchmark for anti-angiogenic drugs. From available data Avastin(R) has been studied in 8, 27 and 7 respective Phase I, Phase II and Phase III studies. This makes our clinical program with PI-88 undeniably justifiable. Since 2004 Avastin(R) has been approved in combination chemotherapy for advanced colorectal, lung (NSCLC) and breast cancer, so their investment is paying off for them.

The general complexity associated with oncology clinical development and the depth of the PI-88 clinical program has sometimes lent itself to misunderstanding. Rather than go into detail on each individual study I would like to present a summary of the melanoma studies as an illustration into the strategy and interpretation of our clinical development program.

                                                                          PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2005
MANAGING DIRECTOR'S ADDRESS


Melanoma is a devastating and life-threatening disease for which effective therapy alternatives are few. Most tragically it attacks a young age population. The melanoma Phase II single agent trial that concluded in May this year sought principally to evaluate PI-88's safety and tolerability as a single agent in this disease. An indicator of drug activity was also built into the protocol to provide some level of assurance that PI-88 had potential to impact this disease before proceeding to a combination treatment with an established chemotherapy drug. This study was completed in record time and results, which provided the basis for proceeding to a Phase II combination study, were presented at American Society of Clinical Oncology (ASCO) in May this year and announced to the market.

The melanoma single agent study provided sufficient encouragement to proceed to a combination trial;
- Compared to historical data indicative patient survival on this study was Encouraging
- Patients in this study had failed prior therapy(s) before entering the study and consequently represented a more ill patient population.

Patient survival is a major clinical trial end-point for approval of oncology drugs. The improvements in survival of current therapies, ranging from several months as depicted in Slide 14, shows a significant improvement from a patient and clinical point of view, but also indicates that there is much more to achieve.

The primary objective of the recently initiated Phase II melanoma combination study is to provide evidence of added or synergistic effect of PI-88 when combined with an established chemotherapy agent (DTIC) used in this disease.

PI-166 is our other product candidate in clinical development. Its mechanism differs completely to PI-88 and combines the novelty of a known chemotherapy agent within in a delivery vehicle that is administered direct to the tumour site. PI-166 is being investigated in a Phase Ib study as a potential treatment for end stage Liver cancer. To date no safety concerns have been encountered and we await some signs of patient benefit in this study before embarking on the next stage of the clinical program. Patient recruitment has been disappointing and consequently two clinical sites have been added to boost recruitment. Completion of this trial is expected in CY2006.

Partnering of PI-88's further clinical development and commercialization remains a top priority of the company for a number of important reasons. As I have indicated in the two ASX corporate file announcements and other presentations this year we are unable (not unwilling) to provide details of our partnering strategy because of its potential impact on the process and its outcomes. I would like to remind shareholders that our primary aims for partnering are to accelerate PI-88's commercialization and bolstering the clinical program whilst deriving some nearer term revenues to the company. Stephen has already elaborated on some of the tenets of a licensing assessment that both potential partners and we use for evaluation of a suitable partnership. This is a protracted process that requires constant dialogue and follow-up and we remain committed to achieving this goal.

                                                                          PROGEN
                                                              INDUSTRIES LIMITED

MEDIA RELEASE - AGM 2005
MANAGING DIRECTOR'S ADDRESS


Meanwhile, we are ensuring that the PI-88 clinical program remains competitive by broadening our investigations into different disease areas and ensuring that competitive momentum into completing these trials is maintained. In addition we announced the recruitment of Burrill & Co, a recognized U.S. Biotech specialty investment bank with a global reach to aid our partnering efforts. Following the recent acceptance of anti-angiogenic therapy as a mainstay in cancer treatment Burrill & Co provides the necessary continuity in dialogue with potential partners with real-time access to U.S. companies and other advantages as outlined in the slide. Our commitment is to partner PI-88 under the right terms that reflect the value in PI-88 as a novel and promising product for the treatment of cancer and this process is actively ongoing.

I would also like to remind shareholders of PI-88's licensing profile - as depicted in Slide 18, which clearly indicates that PI-88 is tracking competitively. Burrill & Co has been engaged on the basis that we have a competitive product.

The Company's strategy for in-licensing is to supplement our drug pipeline with promising new product candidates, as part of the mantra for building a sustainable competitive Biotech company. We have established a rigorous process, including external technology assessment, from which in-depth screening of 40 potential projects was initiated. Due diligence on the remaining shortlist of three did not yield a licensing agreement because they did not meet core in-licensing criteria, however we remain vigilant and committed to continuing this process, but will only in-license projects that conform to these criteria and our drug development requirements.

The drug discovery unit is charged with the development of new more effective drugs for similar or new disease indications based on our knowledge of carbohydrate (heparan sulphate) binding proteins in disease processes. Progen has carved out a niche in this space and is considered as a world leader in the development of potential therapeutics in this area.

In July the Company announced additional Federal Government funding (AusIndustry Commercial Ready Grant) of $3.4M for the continuing development of our drug discovery program, after successful completion of the final program milestone from the previous START Grant accorded in 2001.

This week the Company announced exciting news on the development of next-generation compounds that will increase the PI-88 franchise proposition as well as aid discovery of new drugs with improved drug properties over safety, efficacy, pharmacology and synthesis.

The slide shows encouraging new evidence of the ability of these series of compounds to block angiogenesis invitro and invivo. They have drug characteristics of potent inhibitors and we will be pursuing their continued development with interest.

Significant progress has been made in our drug discovery efforts namely;

- The achievement of scientific milestones (START Grant), securing additional funding (Commercial Ready Grant)

-    the formation of an active Scientific Advisory Board.

- consolidation of all internal and external efforts into the program and the appointment of the drug disposition group at the Victorian School of Pharmacy led by Bill Charman

- Encouraging new invivo data demonstrating the anti-angiogenic potency of Compounds

-    Optimizing drug discovery plan with focus on IND submission.

A radical re-alignment of our contract manufacturing operations was initiated at the beginning of this year to take advantage of our manufacturing capabilities for PI-88 drug supply over external contract manufacturing. The rationale for this decision was both economical, and strategic and therefore well justified. From a cost point of view the cost of outsourcing PI-88 drug supply for clinical trials would be far in excess of revenue generated from contract services of the facility to external parties. Progen has the ability to supply all Phase II current clinical trial needs significantly more economically than an external CMO (Contract Manufacturing Organization). Moreover, the advancing PI-88 clinical trial program will require compliance to more rigorous manufacturing parameters and optimising PI-88 manufacturing processes internally in tandem with a growing clinical development program is a significant value-adding activity. Slides 31-33 show the significant progress that the manufacturing group has made to maintain manufacturing momentum in tandem with the clinical program as well as the strategy for optimizing manufacturing processes with significant improved efficiencies.


In  addition  to  the  advancement  of  stated  goals,  the  company  has  also
Significantly

-    increased its cash balance

-    broadened the institutional shareholder base

-    replenished key executive management

-    showed early advancement of its small molecule drug discovery program

-    awarded a $3.4M AusIndustry Commercial Ready Grant.

In summary I leave the final assessment of the Company's report card to the shareholders, but I believe that we have achieved the majority and made significant progress on all major objectives. Some of these objectives will be carry forward items but our commitment to achieving them are as strong as ever.

--------------------------------------------------------------------------------
END  OF  DOCUMENT